UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

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ZHONGCHAO INC.
(Exact name of registrant as specified in its charter)

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Nanxi Creative Center, Suite 218
841 Yan’an Middle Road
Jing’An District, Shanghai, China 200040
Tel: 021-32205987
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting of shareholders of Zhongchao Inc., a Cayman Islands exempted company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Form of Proxy Card and Notice of Extraordinary General Meeting of Shareholders, dated January 12, 2024, to be mailed to the shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.
Date: January 12, 2024	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer